Exhibit 3

FEDERAL RESERVE BOARD

WASHINGTON

ADDRESS OFFICIAL CORRESPONDENCE TO

          THE FEDERAL RESERVE BOARD

February 12, 1934

First National Bank of Ogden,

Ogden, Utah.

Dear Sirs:

In addition to the authority heretofore granted to your bank to act as trustee, the Federal Reserve Board approves your application to act, when not in contravention of State or local law, as executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, committee of estates of lunatics, or in any other fiduciary capacity in which State banks, trust companies or other corporations which come into competition with national banks are permitted to act under the laws of the State of Utah, the exercise of all such rights to be subject to the provisions of the Federal Reserve Act and the regulations of the Federal Reserve Board.

This letter will be your authority to exercise fiduciary powers as set forth above. A formal certificate covering such authorization will be forwarded to you in due course.

The Board feels that, if you are tendered any of the trusts now held by the First Savings Bank, Ogden, Utah, the Thatcher Brothers Banking Company, Logan, Utah, or the First Security Bank, Provo, Utah, you should carefully scrutinize the condition of these trusts and should not accept any of such trusts which, through their assumption may be detrimental to the interests of your institution. In this connection particular reference is made to those trust accounts and practices which were the subject of criticism by the national bank examiner in his reports of examination of the respective banks as of December 16, 1933, and which should not be permitted in the trust department of your bank.

Very truly yours,

/s/ Chester Morrill
Chester Morrill,
Secretary.